FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of July 2003.
Total number of pages: 24.

The exhibit index is located on page x

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1. Press release of July 23, 2003 regarding Quarterly Financial Statements results for the three months ended June 30, 2003 (Japanese GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: July  23, 2003

By:   /S/ Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003 (Unaudited)

(FROM APRIL 1, 2003 TO JUNE 30, 2003)

CONSOLIDATED

Released on July 23, 2003

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1)

Selected Consolidated Financial Performance (from April 1, 2003 to June 30, 2003)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Three months ended June 30,		Year ended March 31,
	2003	2002	2003
Net sales	¥75,116	¥73,614	¥298,641
Percent change from the previous period (3)	2.0%	9.8%	6.3%
Operating income	6,516	5,234	22,861
Percent change from the previous period (3)	24.5%	109.9%	41.1%
Recurring profit	6,283	1,588	17,816
Percent change from the previous period (3)	295.7%	(27.2%)	0.9%
Net income	3,482	382	6,485
Percent change from the previous period (3)	811.5%	(28.7%)	0.4%
Net income per share, primary	¥54.77	¥6.02	¥100.08
Net income per share, diluted	¥53.17	¥5.93	¥95.66

Notes:

1) Average number of shares issued and outstanding (consolidated):

63,583,821 shares for the three months ended June 30, 2003

63,565,182 shares for the three months ended June 30, 2002

63,565,357 shares for the year ended March 31, 2003

2) Change in accounting method: N/A

3) Percentage change indicates the change relative to the same period of the previous fiscal year.

Qualitative information on business conditions (consolidated)

The consolidated results for the three months ended June 30, 2003 recorded a significant increase in operating income, recurring income and net income as compared to the same period of the previous year, despite a relatively modest increase in net sales.

Net sales for the three months ended June 30, 2003 increased by approximately ¥1,500 million, or 2.0%, to ¥75,116 million as compared to the same period of the previous year.

Operating income for the three months ended June 30, 2003 increased by approximately ¥1,300 million, or 24.5%, to ¥6,516 million as compared to the same period of the previous year.

Recurring income for the three months ended June 30, 2003 increased by approximately ¥4,700 million to ¥6,283 million as compared to the same period of the previous year. The significant increase came mainly from a modest exchange gain in the valuation of assets and liabilities denominated in foreign currencies, as opposed to an exchange loss of ¥3,600 million incurred during the same period of the previous year.

Net income for the three months ended June 30, 2003 increased by approximately ¥3,100 million to ¥3,482 million as compared to the same period of the previous year.

As compared to the previous three months ended March 31, 2003, net sales recorded only a slight increase, while operating income, recurring income and net income significantly increased by approximately ¥260 million, ¥370 million, and ¥1,350 million, respectively.

Net sales for the three months ended June 30, 2003 increased by 2.0% as compared to the same period of the previous year, however, such increase was based on a little less than 7% of the appreciation of the yen. Net sales of each segment are as follows:

Net sales of small precision motors decreased by approximately 6.5% to ¥39,737 million as compared to the same period of the previous year. As for spindle motors for hard disk drives, sales decreased by approximately 2% while the unit shipment increased by approximately 7%, bringing down the yen-based average sales price by approximately 8%. The yen’s appreciation against the dollar over the same period of the previous year accounts for the 7% decline in the average sales price. On a dollar basis, average sales price is kept relatively stable. The increased sales of higher priced 2.5 inch/1.8 inch spindle motors also contributed the stability of the average sales price.

Net sales of other small precision DC motors increased by a modest 1% as compared to the same period of the previous year, while the unit shipment maintained a vigorous upward trend, marking approximately a 30% increase as compared to the same period of the previous year.

Net sales and unit shipment of fan motors decreased by approximately 27% and 19%, respectively, as compared to the same period of the previous year. The significant decrease derived mainly from a continued plunge in demand for game machines and MPU cooling units. The slowdown in demand has been lingering since the third quarter of the previous fiscal year.

Net sales of mid-size motors decreased by approximately 10% from the same period of the previous year to ¥8,970 million. The sales decrease derived, despite an increase in shipments, from a change in the manner motors for automobiles are sold: an increasing number of mid-size motors for hydraulic power steering systems are being sold singularly rather than in combination with electronic control units. Demand for products used in home electric appliances and industrial equipment leveled off.

Net sales of machinery increased by approximately ¥860 million as compared to the same period of the previous year to ¥8,438 million. The increase was attributable to growth in unit shipments by Nidec-Kyori Corporation, Nidec Copal Corporation and Nidec-Shimpo Corporation, as well as to augmented group-wide sales activities. However, overall demand levels in this market remain low due to continued sluggishness in capital investments.

Net sales of other products increased by approximately ¥4,400 million as compared to the same period of the previous year to ¥17,969 million. This increase resulted largely from the expansion in sales of optical precision components produced by Nidec Copal Corporation, and that of electronic components by Nidec Copal Electronics Corporation. The components business has been growing steadily since the third quarter of the previous year, propelling sales figures for respective companies constituting this segment.

The approximate ¥1,300 million, or 24%, increase in operating income as compared to the same period of the previous year comes in large part from the “Mid-size Motors” and “Other” segments. Such increase was due mainly to managerial improvements achieved by relevant subsidiaries and affiliates and, as for the “Other” segment, an increase in sales.

Operating income earned from the small precision motor business decreased by over ¥800 million as compared to the same period of the previous year. The decrease underscores the large increase in profitability marked during the same three months ended June 30, 2002 mainly due to an increase in sales of 2.5-inch fluid dynamic bearing motors for hard disc drives sold at premium prices and in sales of fans for game machines and MPU cooling units. In contrast, a decrease in sales of fans, initial cost burden arising from the start-up of a new China-based production factory producing spindle motors for hard disc drives and the appreciation of the yen contributed to a decrease for the three months ended June 30, 2003. Sequentially, however, operating income ratio increased by 1% as compared to the previous three months ended March 31, 2003. As a result, operating income also increased by ¥260 million, or a little less than 7%, over the same three-month period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	June 30,		March 31,
	2003	2002	2003
Total assets	¥305,688	¥288,825	¥305,318
Shareholders’ equity	93,102	85,746	90,142
Shareholders’ equity to total assets	30.5%	29.7%	29.5%
Shareholders’ equity per share	¥1,463.42	¥1,348.93	¥1,416.14

Note:

Number of shares issued and outstanding at end of period (consolidated):

63,619,549 shares at June 30, 2003

63,566,387 shares at June 30, 2002

63,566,081 shares at March 31, 2003

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	June 30		March 31
	2003	2002	2003
Net cash provided by operating activities	¥5,205	¥4,592	¥29,224
Net cash used in investing activities	(4,950)	(5,734)	(29,168)
Net cash used in financing activities	(4,190)	(5,235)	(2,717)
Cash and cash equivalents at end of period	45,540	44,789	49,315

Quantitative information on the financial conditions (consolidated)

During the three months ended June 30, 2003, gross assets increased by approximately ¥400 million compared to March 31, 2003. Inventory assets and investments and other assets increased by approximately ¥2,700 million and ¥700 million, respectively, while cash and cash equivalents decreased by approximately ¥3,800 million as compared to March 31, 2003. Shareholders’ equity increased by approximately ¥3,000 million as compared to March 31, 2003.

Overview of Cash Flow

The balance of cash and cash equivalents as of June 30, 2003 decreased by ¥3,775 million to ¥45,540 million compared to March 31, 2003.

Cash flow from operating activities increased by ¥5,205 million as compared to March 31, 2003. Income before corporate tax, depreciation expense and amortization of consolidation difference totaled approximately ¥10,800 million. The cash flow loss mainly consists of a ¥2,700 million increase in inventories and the payment of ¥3,100 million for corporate tax. The increase in inventories reflects the impact of SARS epidemic that compelled product stockpiling in line with customer requests and hoarding of components with relatively long inventory time.

Cash flow from investing activities amounted to ¥4,950 million, mainly due to the cost of fixed asset acquisitions (capital investment) of approximately ¥4,000 million.

Cash flow from financing activities amounted to ¥4,190 million which mainly consists of approximately ¥3,000 million for the repayment of borrowings and approximately ¥1,300 million for the payment of dividends.

Quantitative information on financial forecasts (consolidated)

Financial forecasts for the year ending March 31, 2004 remain unchanged from the previous ones released on April 25, 2003.

Special Note Regarding Forward-looking Statements

This release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending and capital investment (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

 CONSOLIDATED FINANCIAL STATEMENTS

1)

Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	June 30		March 31		June 30		Amount change
	2003		2003		2002
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥45,711		¥49,491		¥44,859		¥(3,780)
Notes and accounts receivable	80,271		80,144		75,793		127
Marketable securities	282		266		148		16
Inventories	27,052		24,298		26,224		2,754
Deferred income taxes	4,068		4,144		2,212		(76)
Other current assets	10,765		10,176		7,654		589
Allowance for doubtful accounts	(518)		(550)		(449)		32
Total current assets	167,631	54.8	167,972	55.0	156,445	54.2	(341)
Fixed assets:
Tangible assets	112,557	36.8	112,484	36.9	103,803	35.9	73
Buildings and structures	34,414		35,372		28,107		(958)
Machinery and vehicles	35,168		34,419		32,700		749
Tools, furniture and fixtures	11,527		11,541		10,798		(14)
Land	28,712		28,691		26,568		21
Construction in progress	2,734		2,459		5,628		275
Intangible assets	9,071	3.0	9,174	3.0	11,904	4.1	(103)
Difference between net assets of consolidated subsidiaries and investment cost	8,314		8,402		10,901		(88)
Others	757		771		1,002		(14)
Investments and other assets	16,411	5.4	15,673	5.1	16,651	5.8	738
Investment securities	8,262		7,342		8,851		920
Deferred income taxes	4,451		4,608		5,207		(157)
Others	4,346		4,374		3,218		(28)
Allowance for doubtful accounts	(648)		(651)		(626)		3
Total fixed assets	138,040	45.2	137,332	45.0	132,359	45.8	708
Deferred charges	16	0.0	13	0.0	20	0.0	3
Total assets	¥305,688	100.0	¥305,318	100.0	¥288,825	100.0	370

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	June 30		March 31		June 30		Amount change
	2003		2003		2002
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥52,688		¥53,113		¥50,681		¥(425)
Short-term borrowings	63,980		65,496		53,412		(1,516)
Current portion of long-term debt	2,971		3,349		3,229		(378)
Current portion of convertible bonds	4,927		5,027		9,832		(100)
Income taxes payable	1,929		3,045		1,045		(1,116)
Deferred income taxes	0		0		0		0
Accrued bonus to employees	3,899		3,325		3,711		574
Other current liabilities	19,738		19,129		15,275		609
Total current liabilities	150,135	49.1	152,485	49.9	137,189	47.5	(2,350)
Non-current liabilities:
Convertible bonds	9,279		9,279		14,315		-
Long-term debt	4,106		5,187		5,034		(1,081)
Deferred income taxes	1,491		1,192		1,304		299
Accrued severance and benefit costs	8,661		9,081		8,164		(420)
Accrued retirement benefit to directors	1,173		1,255		1,215		(82)
Others	1,620		811		1,051		809
Total non-current liabilities	26,332	8.6	26,807	8.8	31,086	10.7	(475)
Total liabilities	176,468	57.7	179,293	58.7	168,275	58.2	(2,825)
Minority interests	36,118	11.8	35,882	11.8	34,803	12.1	236
Shareholders’ equity:
Common stock	26,535	8.7	26,485	8.7	26,473	9.2	50
Additional paid-in capital	26,409	8.6	26,360	8.6	26,348	9.1	49
Accumulated earnings	46,681	15.3	44,282	14.5	38,817	13.4	2,399
Land revaluation reserve	(701)	(0.2)	(701)	(0.2)	(701)	(0.2)	-
Net unrealized loss on securities	(179)	(0.1)	(561)	(0.2)	(241)	(0.1)	382
Foreign currency translation adjustment	(5,576)	(1.8)	(5,656)	(1.9)	(4,930)	(1.7)	80
Treasury stock	(67)	(0.0)	(65)	(0.0)	(17)	(0.0)	(2)
Total shareholders’ equity	93,102	30.5	90,142	29.5	85,746	29.7	2,960
Total liabilities and shareholders’ equity shareholders’ equity	¥305,688	100.0	¥305,318	100.0	¥288,825	100.0	370

2) Consolidated Statements of Income

	Japanese yen (Millions)
	June 30,				Increase or decrease	Inc/ Dec %	March 31,
	2003		2002				2003
	Amount	%	Amount	%			Amount	%
Net sales	¥75,116	100.0	¥73,614	100.0	¥1,502	2.0	¥298,641	100.0
Cost of sales	58,970	78.5	59,403	80.7	(433)	(0.7)	238,851	80.0
Gross profit	16,146	21.5	14,211	19.3	1,935	13.6	59,789	20.0
Selling, general and administrative expenses	9,629	12.8	8,977	12.2	652	7.3	36,928	12.3
Amortization of consolidation difference included in the above	(848)		(825)		(23)		(3,320)
Operating income	6,516	8.7	5,234	7.1	1,282	24.5	22,861	7.7
Other income	414	0.6	472	0.6	(58)	(12.3)	2,060	0.7
Interest income	53		112		(59)		324
Dividend income	31		59		(28)		229
Foreign currency transaction gains, net	75		-		75		-
Other	254		300		(46)		1,506
Other expenses	648	0.9	4,117	5.6	(3,469)	(84.3)	7,105	2.4
Interest expenses	208		255		(47)		897
Foreign currency transaction loss	-		3,609		(3,609)		3,538
Equity in loss of affiliates	25		38		(13)		110
Loss on write off of inventories	191		44		147		1,453
Other	223		169		54		1,105
Recurring profit	6,283	8.4	1,588	2.1	4,695	295.7	17,816	6.0
Extraordinary gains	554	0.7	54	0.1	500	925.9	211	0.1
Gain on sale of fixed assets	33		15		18		102
Equity in earnings (losses) of affiliates	23		-		23		32
Gain on reversal of allowance for doubtful accounts	38		33		5		32
Gain on reversal of allowance for retirement	459		-		459		-
Other, net	-		5		(5)		44
Extraordinary losses	720	1.0	664	0.9	56	8.4	5,315	1.8
Loss on disposal of property, plant and equipment	199		206		(7)		1,266
Loss on write-down of investment securities	-		24		(24)		1,255
Provision for severance benefits for directors and corporate auditors	301		365		(64)		1,462
Relocation of headquarters and laboratory	212		-		212		-
Other	6		67		(61)		1,330
Income before income taxes and minority interests	6,117	8.1	978	1.3	5,139	525.5	12,712	4.3
Income taxes (Current)	1,493	2.0	494	0.7	999	202.2	5,035	1.8
Income taxes (Deferred)	274	0.4	(205)	(0.3)	479	(233.7)	(1,114)	(0.5)
Minority interests in subsidiaries	866	1.1	307	0.4	559	182.1	2,305	0.8
Net income	3,482	4.6	382	0.5	3,100	811.5	6,485	2.2

3) Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	Three months ended June 30,	Three months ended June 30,	Year ended March 31,
	2003	2002	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥6,117	¥978	¥12,712
Depreciation	3,903	3,675	15,138
Amortization of consolidation difference	785	767	3,070
Provision for doubtful accounts	(33)	(20)	105
Accrued severance and benefit cost	(419)	545	1,433
Provision for bonuses	570	543	163
Interest and dividend income	(84)	(171)	(554)
Interest expenses	208	255	897
Exchange loss (gain)	(82)	700	443
Equity in loss of affiliates	25	38	110
Loss on sale of property, plant and equipment	20	12	30
Loss on disposal of property, plant and equipment	145	178	1,134
Loss on write-down of investment in securities	-	24	1,255
Decrease (increase) in notes and accounts receivable	(22)	(2,280)	(6,839)
Decrease (increase) in inventories	(2,718)	(2,095)	(405)
Increase (decrease) in notes and accounts payable	(56)	6,753	9,154
Other, net	74	(1,332)	(1,421)
Sub-total	8,434	8,574	36,430
Interest and dividend income received	85	172	557
Interest expenses paid	(215)	(213)	(1,119)
Income taxes paid	(3,098)	(3,941)	(6,642)
Net cash provided by operating activities	5,205	4,592	29,224
Cash flows from investing activities:
Payments for fixed deposits over three months	(0)	-	(166)
Proceeds from fixed deposits over three months	-	9	319
Payments for purchase of marketable securities	(11)	(4)	(186)
Proceeds from sales of marketable securities	-	80	157
Payments for purchase of property, plant and equipment	(4,025)	(5,052)	(25,806)
Proceeds from sales of property, plant and equipment	119	76	516
Payments for purchase of investments in securities	(480)	(471)	(557)
Proceeds from sale of investments in securities	-	90	120
Proceeds from sale of investments in affiliates	-	-	9
Proceeds for purchase of investments in affiliates	(354)	(434)	(2,895)
Proceeds from sale of investments in subsidiary excluded from consolidation	-	-	11
Disbursement of loan receivables	(13)	(15)	(275)
Collection of loan receivables	23	17	179
Other	(206)	(29)	(597)
Net cash used in investing activities	(4,950)	(5,734)	(29,168)

	Japanese yen (Millions)
	Three months ended June 30,	Three months ended June 30,	Year ended March 31,
	2003	2002	2003
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,556)	(4,043)	8,872
Issuance of long-term debt	-	1,164	5,552
Payments of long-term debt	(1,422)	(1,409)	(5,599)
Issuance of common stock to minority interests	144	8	273
Dividends paid	(953)	(635)	(1,271)
Payment of dividends to minority interests	(401)	(311)	(656)
Redemption of long-term debt	-	-	(9,832)
Other	(1)	(8)	(56)
Net cash used in financing activities	(4,190)	(5,235)	(2,717)
Effect of exchange rate changes on cash and cash equivalents	9	(2,419)	(2,752)
Net increase (decrease) in cash and cash equivalents	(3,926)	(8,797)	(5,413)
Cash and cash equivalents at beginning of year	49,315	53,586	53,586
Cash and cash equivalents of the subsidiary excluded	150	-	1,142
Cash and cash equivalents at end of year	45,540	44,789	49,315

4) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.

Scope of consolidation:

(1) Number of consolidated subsidiaries: 63

 Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation and Nidec (Dalian) Limited

(Comparison to the preceeding quarter ended March 31, 2003)

Newly consolidated from March 31, 2003: 8; Excluded from consolidation from March 31, 2003:0

(Newly established: 4)

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited and Nidec Steel Products (ZheJiang) Co., Ltd.

(Newly consolidated because of being material as a whole: 4)

Nidec Total Service (ZheJiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd.,

Nidec Tosok (Shanghai) Co., Ltd. and Nemicon Noise Corporation

(Comparison to the same period of the previous year)

Newly consolidated: 13; Excluded from consolidation:1

(Newly established: 8)

Nidec (Shanghai) International Trading Co., Ltd., Nidec Total Service (ZheJiang) Corp.,

Nidec Copal Electronics (ZheJiang) Co., Ltd., Nemicon Noise Corporation,

Nidec Power Motor (Shanghai) International Trading Co., Ltd. Nidec-shimpo (Shanghai)

International Trading. Co., Ltd., Nidec Shibaura (H.K.) Limited and Nidec Steel Products

(ZheJiang) Co., Ltd.

(Newly consolidated because of being material as a whole: 4)

Nidec (ZheJiang) Corporation, Nidec (DongGuan) Co., Ltd., Nidec System Engineering (ZheJiang) Co., Ltd. and Nidec Copal Electronics (Shanghai) Co., Ltd.,

(Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased : 1)

Nidec Tosok (Shanghai) Co., Ltd.,

(Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered:1)

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason excluded from consolidation:

Non-consolidated subsidiaries are companies that are either small in scale or do not have a significant impact on total assets, net sales, net income or retained earnings (proportionate amount of ownership) and are therefore not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 6

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd. and NTN-Nidec (ZheJiang) Corporation

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(Comparison to the preceeding quarter ended March 31, 2003)

Newly applied from March 31, 2003: 1; Excluded from application from March 31, 2003:0

(Newly applied because of being material as a whole: 1)

NTN-Nidec (ZheJiang) Corporation

(Comparison to the same period of the previous year)

Newly applied :1 ; Excluded from application:0

(Newly applied because of being material as a whole: 1)

NTN-Nidec (ZheJiang) Corporation

(1)

Non-consolidated subsidiaries (Copal Research & Development Co., Ltd.) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from

June 30 use financial statements with those different dates for consolidation.

3. Matters concerning quarterly closing dates of consolidated subsidiaries:

The closing date for Nidec (ZheJiang) Corporation and fifteen other consolidated subsidiaries is March 31. The closing date for Nidec Power Motor Corporation and one other consolidated subsidiary is June 20 and the closing date for Nidec America Corporation is June 29. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (ZheJiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (ZheJiang) Co., Ltd. and Nidec-shimpo (Shanghai) International Trading. Co., Ltd., however, the closing date of their financial statements is adjusted to June 30 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transactions that occur between the closing dates are adjusted for consolidation.)

4. Items regarding accounting standards

(1) Valuation method of major assets

①

Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (three months ended June 30, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

②

Derivatives: Stated at fair value

③

Inventories

Nineteen consolidated subsidiaries, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-three consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Ten consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and four other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Tosok Corporation : Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

①

Tangible fixed assets

The tangible fixed assets of Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

②

Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method over the expected useful period (mainly 5 years).

(3) Policy for significant provisions

①

Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

②

Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

③

Provision for employees’ retirement benefits: Provision for employees’ retirement and severance benefits is stated based on the projected benefit obligation and pension assets at the end of the period. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to a pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to a pension trust fund.	¥1,456 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over the average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On April 1, 2003, Nidec Tosok Corporation abolished its approved retirement annuity system and newly adopted defined benefits pension plan. According to the change, a 459 million yen gain on reversal of allowance for retirement was recognized as extraordinary gains.

④

Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of certain of its domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the period.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on June 30, 2003, with the resulting difference included in gains or losses. Assets and liabilities of off-shore subsidiaries are also translated at the exchange rate on June 30, 2003, with revenue and expenses translated at the average rate during the three-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

①

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

②

Method and object of hedge

(a)

Method of hedge

       Forward exchange contracts

(b)

Object of hedge

       Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

③ Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

④ Evaluation of effectiveness of hedge accounting: Regarding foreign exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same.

(7) Accounting for consumption taxes:

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable so that they present insignificant risk of changes in value.

BUSINESS SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥39,737	¥8,970	¥8,438	¥17,969	¥75,116	(-)	¥75,116
Intersegment	0	4	1,062	157	1,225	(¥1,225)	-
Total	39,738	8,975	9,501	18,127	76,341	(1,225)	75,116
Operating expenses	35,597	8,448	8,985	16,135	69,166	(566)	68,600
Operating income	¥4,140	¥526	¥515	¥1,992	¥7,175	(¥659)	¥6,516

	Japanese yen (Millions)
	Three months ended June 30, 2002
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥42,485	¥10,002	¥7,580	¥13,546	¥73,614	(-)	¥73,614
Intersegment	5	9	2,088	175	2,279	(¥2,279)	-
Total	42,491	10,012	9,668	13,722	75,894	(2,279)	73,614
Operating expenses	37,515	10,024	9,181	12,932	69,654	(1,273)	68,380
Operating income	¥4,975	(¥12)	¥487	¥789	¥6,240	(¥1,006)	¥5,234

	Japanese yen (Millions)
	Three months ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	(-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1)

Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2)

Mid-size motors: Motors for home appliances, automobiles and industrial use

(3)

Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the quarter due to the change that Machinery had accounted for major portion of this segment.

(4)  Other: Automobile components, optical components, electronic components, pivot assemblies, other components, service etc

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Three months ended June 30,		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Eliminations/Corporate	¥603	¥639	¥2,673	Expenses derived from the overhead department of the parent company’s administration and accounting divisions

2) Geographic Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2003
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥46,006	¥1,621	¥26,312	¥1,176	¥75,116	(-)	¥75,116
Intersegment	16,892	230	30,631	4	47,759	(¥47,759)	-
Total	62,898	1,851	56,944	1,181	122,876	(47,759)	75,116
Operating expenses	60,335	1,783	52,383	1,131	115,633	(47,033)	68,600
Operating income	¥2,563	¥68	¥4,560	¥50	¥7,242	(¥726)	¥6,516

	Japanese yen (Millions)
	Three months ended June 30, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥43,247	¥2,692	¥25,837	¥1,837	¥73,614	(-)	¥73,614
Intersegment	21,166	350	32,399	3	53,919	(¥53,919)	-
Total	64,413	3,043	58,236	1,840	127,534	(53,919)	73,614
Operating expenses	62,005	3,016	54,339	1,804	121,166	(52,785)	68,380
Operating income	¥2,407	¥26	¥3,896	¥36	¥6,368	(¥1,134)	¥5,234

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861

Notes:

1.

Regions are based on geographic vicinity.

2.

Main countries or region pertaining to each classification:

(1)

North America: United States

(2)

Asia: Singapore, Thailand, China, Philippines

(3)

Other: Europe

3.

Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Three months ended June 30		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Eliminations/Corporate	¥603	¥639	¥2,673	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Three months ended June 30, 2003
	North America	Asia	Other	Total
Overseas sales	¥1,641	¥39,698	¥2,277	¥43,617
Consolidated sales	-	-	-	75,116
Overseas sales to consolidated sales	2.2%	52.9%	3.0%	58.1%

	Japanese yen (Millions), %
	Three months ended June 30, 2002
	North America	Asia	Other	Total
Overseas sales	¥3,152	¥37,949	¥2,391	¥43,494
Consolidated sales	-	-	-	73,614
Overseas sales to consolidated sales	4.3%	51.6%	3.2%	59.1%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1.  The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1)

Method of classification: based on geographic vicinity

(2)  Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2.  Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.